ING Life Insurance and Annuity Company
Variable Annuity Account C

Pension IRA

For 1984 Contracts (Prospectus No. PRO.75992-05) and for 1992, 1994 and 2004 Contracts (Prospectus No. PRO.75988-05)

Supplement dated November 22, 2005 to the Contract Prospectus and Statement of Additional Information, each dated April 29, 2005, as supplemented

The information in this Supplement updates and amends certain information contained in the Contract Prospectus and Statement of Additional Information (SAI). You should read this Supplement along with the current Contract Prospectus and SAI.

1. Effective October 31, 2005, ING Salomon Brothers Fundamental Value Portfolio changed its name to ING Davis Venture Value Portfolio. Accordingly, all references to ING Salomon Brothers Fundamental Value Portfolio in the Contract Prospectus and SAI are replaced with ING Davis Venture Value Portfolio.

2. The information for the ING Salomon Brothers Fundamental Value Portfolio appearing in the Fund Expense Table beginning on page 7 of the Contract Prospectus is deleted and replaced with the following to reflect changes in fund name and changes in fund fees and expenses effective October 31, 2005.

Fund Name	**Management (Advisory) Fees**	**12b-1 Fee**	**Other Expenses**	**Total Annual Fund Operating Expenses**	**Fees and Expenses Waived or Reimbursed**	**Net Annual Fund Operating Expenses**
ING Davis Venture Value Portfolio (Service Class)(15)	0.80%	--	0.35%	1.15%	--	1.15%

3. The information for ING Salomon Brothers Fundamental Value Portfolio appearing in Appendix V -- Description of Underlying Funds in the Contract Prospectus is deleted and replaced with the following to reflect changes in fund name, subadviser and principal investment strategies effective October 31, 2005.

Fund Name	**Investment Adviser/ Subadviser**	**Investment Objective(s)/Summary of Principal Investments**
ING Partners, Inc. -- ING Davis Venture Value Portfolio (formerly ING Salomon Brothers Fundamental Value Portfolio**)** **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: Davis Selected Advisers, L.P.	A *non-diversified* portfolio that seeks long-term growth of capital. Under normal circumstances, invests majority of assets in equity securities issued by large companies with market capitalizations of at least $10 billion.